                                December 10, 2012

Via FedEx and Edgar

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	MDC Partners, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 9, 2012

Form 8-K
Filed November 5, 2012

File No. 001-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated November 27, 2012 (the “November 27th Letter”) regarding the Company’s above-referenced filings. The responses to the Staff’s comments are provided in the order in which the comments were set out in the November 27th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company. Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Executive Summary, page 18

Certain Factors Affecting Our Business, page 19

1.	Please consider expanding this section to discuss how the following trends affect or are expected to affect your results of operations.

•	The rapid increase in the amount of revenue attributable to digital offerings;
•	The increase of expenses at a greater rate than revenues over recent periods;
•	Your intention to focus on de-leveraging your balance sheet after a period of significant investment through acquisitions; and
•	The interest of client procurement departments in driving down fees

In preparing this disclosure, please consider the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

The Company confirms that it will provide specific additional disclosure in future SEC filings regarding the foregoing trends that affect or are expected to affect the Company’s results of operations.  For example, the rapid increase in the amount of revenue attributable to digital offerings is indicative of the changing needs of clients and the evolving competitive landscape.  Changes in the way consumers interact with media due to increased use of the Internet and adoption of smartphones has led to increased demand for digital offerings, which we expect could have a positive impact on our results of operation.

The increase of expenses at a greater rate than revenues over recent periods reflects both the increase in expenses for deferred acquisition consideration and from our investment in headcount for certain growth initiatives.  Should our acquisitions continue to outperform current expectations, expenses for deferred acquisition consideration could increase as well in future periods.  If our growth initiatives do not provide sufficient revenue to offset the incremental costs in future periods, profits could be reduced and severance expense could be incurred in order to return to targeted profit margins over time.

Our intention is to focus on de-leveraging our balance sheet in the coming years following a period of significant investment through acquisitions.  We view de-leveraging as a reduction in our leverage ratio.

Over the last several years, client procurement departments have begun to focus on marketing services company fees to ensure efficiency of the investment the client is making in marketing.  This has led to a more competitive pricing environment and increased efforts on delivering and measuring proper value for the fees received from clients.  We have invested in resources to work with client procurement departments to ensure that we are able to deliver against client goals in a mutually beneficial way.  For example, we have explored new compensation models, such as performance-based incentive payments, in order to meet to greater align our success with our clients.  These incentive payments may offset negative pricing pressure from client procurement departments.

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Revenue Recognition, page 56

2.	As disclosed, for certain service transactions which require delivery of a number of service acts, you use the Proportional Performance Model which generally results in revenue being recognized based on the straight-line method. Please clarify if the underlying arrangement calls for a specified number of defined and similar acts and disclose how you accounted for the related costs. Please refer to your basis in the accounting literature.

The Company uses the Proportional Performance Model to recognize revenue in limited situations in accordance with ASC 605-25. In the limited cases where the Proportional Performance Model is used there are a specified number of defined and similar acts. The related costs are expensed as incurred regardless of how the revenue is recognized. The pattern of service is such that services and the related costs are typically incurred evenly throughout the term of the contracts. The most significant costs are salaries of employees, which do not vary significantly on a monthly basis, and occupancy costs, both expensed as incurred. In addition, based on the termination clause in the contracts, the agency will be compensated for all services provided to the date of termination. Therefore, the Company believes that revenue should be recognized on a straight-line basis as it appears to be the most systematic and rational basis which represents the pattern in which performance takes place.

17. Commitments, Contingencies, and Guarantees, page 88

3.	We note that the Company is obligated, under certain put option rights held by certain owners of non-controlling interests, to pay an aggregate amount of approximately $88,086 only upon termination of such owners’ employment with the applicable subsidiary or death. Tell us how you considered paragraphs 4 and 64 of ASC 480-10-55 in accounting for such put option rights.

We considered paragraph 4 of ASC 480-10-55 (Stock that must be redeemed upon the death or termination of the individual who holds it, which is an event that is certain to occur), the Company has recorded these obligations of $88,086 as a component of Redeemable Noncontrolling Interests based on the fact that death is deemed to be certain. We have classified these put options as Reedemable Noncontrolling Interests in accordance with ASC 480-10-S99. These put options are not freestanding and accordingly have been included in Reedemable Noncontrolling Interests as opposed to a liability account had they been freestanding. We believe our disclosure in footnote 17, Commitments, Contingencies, and Guarantees, is in compliance with the disclosure requirements in paragraph 64 of ASC 480-10-55 and paragraph 4 is deemed to be not applicable.

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Definitive Proxy Statement; Incorporated by Reference Into Part III

Compensation Discussion and Analysis, page 13

Incentive Awards Based on 2011 Performance; Exercise of Discretionary Authority, page 18

4.	With respect to the organic revenue generation performance metric disclose the peer companies you compared your performance to as well as the actual performance of those peer companies.

The peer group of marketing service companies that was used in assessing achievement of organic revenue growth in 2011 included Omnicom, WPP Group and Interpublic Group of Companies, which is the same comparator group referenced in the prior section of the Proxy Statement. In 2011, the Company’s organic revenue growth was equal to 17%, which compared favorably against Omnicom (6.4%), WPP Group (5.3%) and Interpublic Group of Companies (7.0%), which amounts were determined based on such peer companies’ public filings. The Company will provide this information in future filings.

Calculation of 2011 Annual Incentive Awards, page 19

5.	Footnote one to the Summary Compensation Table and the accompanying narrative disclosure indicates that you made an additional cash incentive payment of $1,875,000 to your CEO on February 15, 2012 for performance in fiscal 2011. Tell us how much of this additional cash payment was subject to repayment at December 31, 2011.

As disclosed in footnote 1 to the Summary Compensation Table, the Company paid the CEO an additional cash incentive payment of $1,875,000 on February 15, 2012. If the CEO resigns or is terminated for cause prior to December 31, 2012, then the CEO shall be required to repay 100% of the net after-tax proceeds of the incentive payment. However, no portion of the additional cash payment made in February 2012 was subject to repayment at December 31, 2011. No amount of such February 2012 payment was expensed in 2011, given that amount is subject to repayment from the payment date (February 15, 2012) until July 31, 2015.

Form of Long-Term Incentives; EVARs, page 20

6.	Clarify, if true, that the equity grants made in March of 2011 relate to payment of 2010 annual incentive awards.

The equity award grants made in March 2011, do relate to achievement of performance in 2010 by the named executive officers, but were also intended to serve as a retention mechanism and as “incentives” for future performance to the Company based upon the potential appreciation of the underlying value of the equity awards.

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7.	The disclosure here indicates that 90% of the restricted stock or RSUs under the awarded EVARs will be granted at a threshold of $26.25 per share. Please explain the circumstances in which 100% of the restricted stock or RSUs would be granted. In addition, please explain whether and how the smaller equity award granted to each NEO on January 26, 2011 pertains to the EVARs. Revise as necessary.

As disclosed in the Company’s Current Report on Form 8-K filed on January 27, 2011, each EVAR consists of the right to receive grants of restricted stock or restricted stock units if specified stock price targets are achieved during the three-year measuring period of 2011 – 2013, and subject to continued employment. The first 10% of underlying shares of restricted stock or restricted stock units for each EVAR was granted on January 26, 2011, subject to vesting on December 31, 2013. Grants of restricted stock or restricted stock units with respect to the remaining 90% of each EVAR are conditioned on the Company achieving stock price appreciation targets prior to December 31, 2013 as follows:

15-Day Weighted Ave. Price on NASDAQ	Restricted Stock or RSUs Granted under EVAR
$20.00	30%
$22.75	30%
$26.25	30%

The Company will provide this information in future filings.

Summary Compensation Table, page 21

8.	Please explain how you determined the figures reported under “Bonus” for each NEO and how those figures comply with Item 402(b)(iv) of Regulation S-K. Specifically address how the respective figures represent the dollar value of the annual incentive awards earned during the relevant period and not subject to repayment. For example, it is not clear whether any of the $3,750,000 award Mr. Nadal earned in 2011 is reported or properly deferred until the portions of that amount are no longer subject to repayment. For further guidance, see CD&I Question 119.7.

The Company determined the figures reported under “Bonus” for each NEO in accordance with Item 402(b)(iv) of Regulation S-K. The Company expensed over a straight line basis the amount of bonus that was earned and no longer subject to repayment. Accordingly, under the “Bonus” column the Company reported the amount of expense that was recorded in the Company’s annual financial statements for the year ended December 31, 2011. Mr. Nadal received $1,875,000 in August 2011, and the amount expensed in 2011 was $213,068. In February 2012, Mr. Nadal received an additional $1,875,000 payment (as disclosed in footnote 1), but no amount of such payment was expensed in 2011, given that amount is subject to repayment from the payment date (February 15, 2012) until July 31, 2015.

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9.	Please explain the statement in footnote three that “[i]nformation with respect to the SARs granted to the named executive officers in 2009 is disclosed in the Grants of Plan-Based Awards Table of this Proxy Statement and the accompanying notes.” We note that the Grants of Plan-Based Awards table speaks only to grants in fiscal 2011, in accordance with Item 402(d)(1) of Regulation S-K.

The correct reference with respect to the SARs granted to the named executive officers in 2009 should be to the “Outstanding Equity Awards at 2011 Fiscal Year-End” table in the Proxy Statement and the accompanying notes, including footnote number 1 on such table. We confirm that the Company will include the correct cross reference for the 2009 SAR grants in the next Definitive Proxy Statement.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Unaudited Condensed Consolidated Balance Sheet, page 5

10.	We note that your operating income is continuing to decline (negative for the nine months ended September 30, 2012) and you continue to incur net losses and working capital deficits. Please tell us in detail how you considered ASC 350-20-35-3C to 3G in concluding that it is more likely than not that the fair values of your reporting units are not less than their carrying amounts.

The Company’s operating income for the nine months ended September 30, 2012 was a loss of $12.2 million, compared to operating income of $15.4 million in 2011. Included in the 2012 loss is a charge of $20.1 million relating to contingent purchase price adjustments compared to a charge of $0.9 million in 2011. The significant increase in the contingent purchase price adjustment charge in 2012 is a direct result of certain 2010 and 2011 acquisitions, whose performance has exceeded all expectations. In addition, the 2012 period includes $23.8 million compared to $14.5 million of stock-based compensation expense related to corporate and executive employees. Adjusting the 2012 operating results for the increase of these specific corporate charges, 2012 results would have resulted in income for the period of $16.3 million compared to $15.4 million in 2011. Therefore, we do not believe ASC 350-20-35-3C to 3G applies as the operating units continue to perform well and exceed expectations. This guidance refers to assessing relevant events and circumstances when evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. We believe that there is no event or circumstance that would affect the fair value of a reporting unit to be less than its carrying amount based on the fact that the performance has exceeded expectations.

Variable Interest Entity, page 10

11.	We note your conclusion that you are the primary beneficiary of Doner Partners because you receive a disproportionate share of profits and losses as compared to your ownership percentage. As Doner Partners’ primary beneficiary, tell us how you concluded that you have a controlling financial interest. Refer to ASC 820-10-25-38. Additionally, as applicable, please provide the disclosures of primary beneficiary pursuant to ASC 820-20-50-12.

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The Company has concluded that we have a controlling financial interest based on the following facts:

1.	Our convertible preferred interest gives us a 70% financial interest for both income and losses and allows us to increase our voting ownership to 70% for no additional consideration at any time and thus exercise formal control of the company and board of directors;
2.	We have the final approval of the annual operating and capital expenditures budgets and approval of any variances throughout the year;
3.	Doner Partners LLC (“Doner”), is part of the Company’s cash management system whereby all the cash is swept daily into the Company’s consolidated cash banking system; and
4.	All of the assets of Doner are pledged as collateral under our secured revolving credit agreement.

The VIE guidance in 810-10-25-38 states that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

We believe this is met by items 1-4 above.

b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights.

We believe this is met by item 1 above.

In addition a reporting entity must identify which activities most significantly impact the VIE’s economic performance and determine whether it has the power to direct those activities.

We have determined that we have met both characteristics and have the power to direct those activities and that such power is not shared among multiple unrelated parties as noted above in items 2-4.

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The disclosure requirements in ASC 810-10-50-12 are as follows:

a)  Its methodology for determining whether the reporting entity is (or is not) the primary beneficiary of a VIE, including, but not limited to, significant judgments and assumptions made. One way to meet this disclosure would be to provide information about the types of involvements a reporting entity considers significant, supplemented with information about how the significant involvements were considered in determining whether the reporting entity is, or is not, the primary beneficiary.

The Company believes the disclosures on page 10 of Form 10-Q for the Quarterly Period Ended September 30, 2012 meet this requirement.

b)  If the conclusion to consolidate a VIE has changed in the most recent financial statements (for example, the VIE was previously consolidated and is not currently consolidated), the primary factors that caused the change and the effect on the reporting entity’s financial statements.

Not applicable.

c) Whether the reporting entity has provided financial or other support during the periods presented to the VIE that it was not previously contractually required to provide, including both of the following:

1)  The type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support

2) The primary reasons for providing the support.

Not applicable.

d)  Qualitative and quantitative information about the reporting entity’s involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIE, including, but not limited to, the nature, purpose, size, and activities of the VIE, including how the VIE is financed.

The Company believes the disclosures on page 10 of Form 10-Q for the Quarterly Period Ended September 30, 2012 provide this information.

Form 8-K filed November 5, 2012

Exhibit 99.1

12.	We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures throughout the earnings release, particularly liquidity measures (i.e., free cash flow and total free cash flow), EBITDA margin, and net debt-to-pro forma EBITDA. In this regard, we note that you did not discuss the comparable GAAP measures alongside these non-GAAP measures. In addition, you did not disclose how pro forma EBITDA was calculated. Accordingly, we believe that you should revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2.02 of Form 8-K in this regard.

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The Company confirms that it will revise its future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Specifically, the Company will discuss the comparable GAAP measures alongside any non-GAAP measures, and the Company will also disclose how pro forma EBITDA was calculated.

13.	We note on Schedule 4 that you reported Total Free Cash Flow per Share, which is a non-GAAP liquidity measure per share. We believe it is not appropriate to present a non-GAAP liquidity measure per share in your filings with us, including your Form 8-K earnings releases. Please revise in future filings to delete your Total Free Cash Flow per Share presentation. Additionally, please reconcile your Free Cash Flow and Total Free Cash Flow non-GAAP measures to the most directly comparable GAAP liquidity measures (i.e., cash flows from operations). Include a footnote to describe how you calculated changes in working capital. We refer you to the guidance in Question 102.05 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

The Company confirms that it will not include any Total Free Cash Flow per Share presentations in future earnings releases or SEC filings. In addition, the Company confirms that it will reconcile its Free Cash Flow and Total Free Cash Flow non-GAAP measures to the most directly comparable GAAP liquidity measures (i.e., cash flows from operations), and we will include a footnote to describe how changes in working capital were calculated in all future SEC filings and earnings release.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1805; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

Enclosures

cc:	Jonathan Groff, Staff Attorney

Kathryn Jacobson, Staff Accountant

Dean Suehiro, Staff Accountant

Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer

Mitchell Gendel, General Counsel & Corporate Secretary

Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Thomas McLoughlin, BDO USA LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP

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